Exhibit 99.1

NEXXEN INTERNATIONAL LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 30, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Nexxen International Ltd. (the “Company”) will be held on December 30, 2025, at 3:30 p.m. Israel time, at the Company’s offices, located at 82 Yigal Alon Street, Tel Aviv 6789124, Israel.

AGENDA ITEMS

At the Meeting, shareholders will be asked to consider and vote upon the following proposals (each, a “Proposal” and collectively, the “Proposals”):

1.	RE-ELECTION OF THE DIRECTORS

To re-elect the directors of the Company to hold office until the close of the annual general meeting of Shareholders in 2026, and until their respective successors are duly elected and qualified.

2.	RE-APPOINTMENT AND COMPENSATION OF INDEPENDENT AUDITORS

To approve and ratify of the re-appointment and compensation of Somekh Chaikin, Member Firm of KPMG International, as the independent auditors of the Company for the period ending at the close of the next annual general meeting

3.	INCREASE IN SHARE RESERVE UNDER EQUITY COMPENSATION PLANS

To approve an increase to the share reserve under the Company’s equity compensation plans.

4.	APPROVAL OF CHIEF EXECUTIVE OFFICER COMPENSATION

To approve the compensation package of the Company’s Chief Executive Officer.

5.	APPROVAL OF NON-EXECUTIVE DIRECTOR COMPENSATION ARRANGEMENTS

To approve the compensation arrangements for the Company’s non-executive directors.

In addition to considering the foregoing Proposals, shareholders will be requested to consider the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024.

The Company knows of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

RECORD DATE; ENTITLEMENT TO VOTE

You are entitled to vote at the Meeting if you are a shareholder of record as of the close of business on December 1, 2025 (the “Record Date”).

Holders of any of the Company’s ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), who hold their shares through a bank, broker or other nominee that appears in the participant listing of securities depository as of the Record Date, are also entitled to vote at the Meeting.

VOTING PROCEDURES

Shareholders may vote their Ordinary Shares by:

■	Attending the Meeting in person; or
■	Completing and signing the proxy card distributed with the proxy statement.

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee (i.e., you must follow the voting instructions provided by your nominee. You may also be able to submit voting instructions by phone or via the Internet depending on your nominee’s procedures.

If you wish to vote at the Meeting in person, you must obtain a legal proxy from the record holder authorizing you to participate vote the Ordinary Shares (or to appoint a proxy to do so). Please have your control number from your voting instruction form available when submitting voting instructions.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE ABOVE PROPOSALS, AS DESCRIBED IN DETAIL IN THE PROXY STATEMENT.

QUORUM AND VOTING REQUIREMENTS

The presence (in person or by proxy) of two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company shall constitute a quorum for purposes of the Meeting.

If a quorum is not present within 30 minutes from the scheduled time, the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place), or to such day and at such time and place as the Chairman of the Board may determine. If a quorum is not present within 30 minutes from the time scheduled for the adjourned meeting, then at such adjourned meeting, the presence of one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) shall constitute a quorum.

Each Ordinary Share entitles its holder to one vote on each Proposal. The affirmative vote of a majority of the voting power represented and voting in person or by proxy at the Meeting is required to approve each Proposal.

A special majority vote will be required for approval of the proposal in Item 4 (Chief Executive Officer Compensation).  To be approved, either (i) the affirmative vote must include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (as such terms are defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)), or (ii) the total number of Ordinary Shares of non-controlling shareholders and non-interested shareholders voting against such proposal must not exceed 2% of the Company’s outstanding Ordinary Shares.

ADDITIONAL INFORMATION

This Notice has been published in accordance with the requirements of the Israeli Companies Regulations (Notice of General Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, as amended, and the Company’s Amended and Restated Articles of Association.

The last date for submitting a request to include a proposal pursuant to Section 66(b) of the Companies Law is December 2, 2025.

A copy of the proxy statement (which includes the full text of the proposed resolutions) and a proxy card is being distributed to shareholders and furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.

Shareholders may review the proxy statement on the “Investors” section of our Company website, https://investors.nexxen.com/financial-results/annual-reports-circulars or at our principal executive offices located at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel, upon prior notice and during regular business hours and upon prior notice (telephone number: +972-3-545-3900) until the date of the Meeting.

VOTING DEADLINE

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented and voted. After reviewing this Notice and the accompanying proxy statement. Please sign, date, and return your proxy card in the enclosed envelope or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

If voting by mail, the proxy card must be received by Proxy Services c/o Computershare Investor Services, PO Box 43101, Providence, RI 02040-5067 or at our registered office no later than 11:59 p.m. EDT on December 29, 2025, to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By the Order of the Board of Directors, /s/ Christopher Stibbs Christopher Stibbs Chairperson of the Board of Directors
ii

NEXXEN INTERNATIONAL LTD.

82 Yigal Alon Street
Tel Aviv 6789124
Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON DECEMBER 30, 2025

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), of Nexxen International Ltd. (the “Company”) in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at 82 Yigal Alon Street, Tel Aviv 6789124, Israel, on December 30, 2025, at 3:30 p.m. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nexxen”, the “Company”, “we” or “our” refer to Nexxen International Ltd.

AGENDA ITEMS

At the Meeting, shareholders will be asked to consider and vote upon the following proposals (each, a “Proposal” and collectively, the “Proposals”):

1.	RE-ELECTION OF THE DIRECTORS

To re-elect the directors of the Company to hold office until the close of the annual general meeting of Shareholders in 2026, and until their respective successors are duly elected and qualified.

2.	RE-APPOINTMENT AND COMPENSATION OF INDEPENDENT AUDITORS

To approve and ratify the re-appointment and compensation of Somekh Chaikin, Member Firm of KPMG International, as the independent auditors of the Company for the period ending at the close of the next annual general meeting

3.	INCREASE IN SHARE RESERVE UNDER EQUITY COMPENSATION PLANS

To approve an increase to the share reserve under the Company’s equity compensation plans.

4.	APPROVAL OF CHIEF EXECUTIVE OFFICER COMPENSATION

To approve the compensation package of the Company’s Chief Executive Officer.

5.	APPROVAL OF NON-EXECUTIVE DIRECTOR COMPENSATION ARRANGEMENTS

To approve the compensation arrangements for the Company’s non-executive directors.

In addition to considering the foregoing Proposals, shareholders will be requested to consider the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024.

The Company knows of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment and the recommendation of the Company’s board of directors (the “Board”).

RECORD DATE; ENTITLEMENT TO VOTE

You are entitled to vote at the Meeting if you are a shareholder of record as of the close of business on December 1, 2025 (the “Record Date”).

As of November 21, 2025, the Company had 56,748,622 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted, and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy form and return it promptly using the pre-addressed envelope provided.

If you hold Ordinary Shares in “street name” (that is, as a beneficial owner through a bank, broker or other nominee) the bank, broker or other nominee shall vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you cannot vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee authorizing you to vote the Ordinary Shares in person at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card available when submitting your voting instructions.

If you hold Ordinary Shares through a bank or broker, it is important that you instruct your bank or broker how to vote your shares so that your shares are counted with to the Proposal.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies will vote the Ordinary Shares in accordance with the shareholder instructions. Subject to applicable law and the rules of the Nasdaq Stock Market, if no specific instructions are given, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions recommended by the Board.

Quorum and Adjournment

Under the Company’s Amended and Restated Articles of Association (the “Articles”), the Meeting will be duly convened if at least two shareholders are present in person or represented by proxy, provided that they hold Ordinary Shares representing at least 25% of the Company’s voting power. If a quorum is not present within thirty minutes of the time scheduled for the Meeting, the Meeting will stand adjourned to the following week (on the same day, time and place or to such other day, time and place as the Chairman of the Board may determine). If a quorum is not present within thirty minutes from the time scheduled for the adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

The Board may, at any time, cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the Meeting agenda.

Vote Required for Approval of Each of the Proposals

To approve each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Ordinary Shares present, either in person or by proxy. In addition, a special majority vote is required for approval of the Proposal in Item 4.  In order for this Proposal to be approved either conditions must be met (i) the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are neither controlling shareholders nor have a personal interest in the approval of the Proposal (as each such term is defined in the Israel Companies Law, 5759-1999 (the “Companies Law”)), or (ii) the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such Proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Companies Law, a “controlling shareholder” is defined as a person who can direct the company’s activities, excluding the role of a director or other office holder of the company. A shareholder is considered to have a “personal interest” if their immediate family member or spouse have a personal interest in the Proposal’s approval, or if a company that is affiliated with the shareholder has such a personal interest.  An “affiliate” is defined as a company where the shareholder or their immediate family member holds a position of a director, chief executive officer, or owns 5% or more of the outstanding shares.  However, if the shareholder’s interest arises solely from owning shares in Nexxen, they are not considered to have a personal interest.

According to the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, shareholders voting on Item 4 are deemed to confirm that they do not have a personal interest and are not a controlling shareholder, unless notice has been provided. Any such notice must be submitted in writing to the attention of the Company’s Chief Legal Officer by 11:59 p.m. EDT on December 29, 2025, at the Company’s registered office: 82 Yigal Alon Street, Tel Aviv 6789124, Israel.

How To Vote

You can vote either in person at the Meeting or by proxy, whether or not you attend. Below are the methods available:

•
By Internet – Shareholder of record, can submit a proxy online by visiting the website provided on the enclosed proxy card. Enter your control number located on the proxy card and follow the on-screen prompts. If your Ordinary Shares are held in “street name,” and your brokerage offers Internet voting, follow the instructions on the voting instruction form provided by your broker;

•
By telephone – Shareholder of record can vote by telephone by calling the toll-free number listed on the enclosed proxy card. Entering your control number located on the proxy card and following the prompts. If your Ordinary Shares are held in “street name,” and if your brokerage offers telephone voting, follow the instructions provided on the enclosed voting instruction form; or

•
By mail – Shareholder of record, can vote by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. Ensure your name is signed exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity, indicate your name and title or capacity. If you hold Ordinary Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Ordinary Shares, and the brokerage firm, bank or other similar organization is required to vote your Ordinary Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Beneficial Owners

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you will receive the proxy materials and voting instructions from your broker, trustee or nominee.  As a beneficial owner, you have the right to direct how your shares are voted. To vote at the Meeting, you must obtain a “legal proxy” from the institution holding your shares.

Registered Shareholders

If you are a shareholder of record your shares are registered directly with our transfer agent, Computershare. You can vote by attending the Meeting or completing and signing the proxy card.  To revoke a previously submitted proxy, you must send us a written notice or submit a new proxy card with a later date. We will not be able to count a proxy card unless we receive it at our headquarters at 82 Yigal Alon Street, Tel Aviv 6789124, Israel, or Computershare receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 29, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your Ordinary Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to the Articles.

Who Can Vote

Shareholders of record as of the close of business on December 1, 2025, are entitled to vote at the Meeting. If you hold shares through a broker, trustee or nominee, you may still vote by proxy through these entities.

Revocation of Proxies

Shareholders of record may revoke their proxy by submitting a written notice, submitting a proxy bearing a later date, or voting in person at the Meeting. Beneficial Owners desiring to revoke or modify their instructions should contact their broker or nominee.

Solicitation of Proxies

Proxies are being solicited starting November 25, 2025. Certain officers, directors, employees and agents of Nexxen, may contact shareholders by telephone, email, or other personal contact.  Nexxen will bear the costs of the solicitation, including printing, postage, and handling.

Voting Results

The final voting results will be announced following the Meeting and furnished with the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

Availability of Proxy Materials

The proxy card, Notice of Meeting, and Proxy Statement are available at our website: https://investors.nexxen.com/financial-results/annual-reports-circulars.

Reporting Requirements

As a foreign private issuer, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. Our filings are available on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Meeting and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; EXECUTIVE COMPENSATION

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Ordinary Shares, based on public filings or information provided by us, and (ii) all of our directors and executive officers as a group, as of November 21, 2025. Except as otherwise set forth below, the street address of the beneficial owners is c/o Nexxen International Ltd., 82 Yigal Alon Street, Tel Aviv 6789124, Israel.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Mithaq Capital SPC (3)	17,458,711	30.76%
News Corporation (4)	4,262,661	7.51%
JB Capital Partners L.P. (5)	3,530,057	6.22%
Toscafund Asset Management LLP (6)	3,193,481	5.63%
All executive officers and directors as a group (10 persons) (7)	1,595,276	2.81%

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, Ordinary Shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

(2)
The percentages shown are based on 56,748,622 Ordinary Shares outstanding as of November 21, 2025. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
This information is based upon an Amendment No. 7 to Schedule 13D jointly filed by Mithaq Capital SPC (“Mithaq Capital”), Turki Saleh A. AlRajhi and Muhammad Asif Seemab with the SEC on September 5, 2025. Mithaq Capital is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of the ordinary shares. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital, and Mr. Seemab may share in any profits realized from Mithaq Capital’s investment in the Shares. Mithaq Capital may be deemed to beneficially own 17,458,711 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares, while Mr. AlRaji and Mr. Seemab each have shared voting and dispositive power with respect to such Ordinary Shares. The principal address of Mithaq Capital is c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

(4)
This information is based upon a Schedule 13G filed by News Corporation with the SEC on February 11, 2022. News Corp UK & Ireland Limited and News Preferred Holdings Inc., both wholly-owned subsidiaries of News Corporation, are the record holders of the 4,262,661 Ordinary Shares. News Corporation has sole voting and investment power with respect to such Ordinary Shares held by such subsidiaries. The principal address of News Corporation is 1211 Avenue of the Americas, New York, New York 10036.

(5)
This information is based upon a Schedule 13G jointly filed by JB Capital Partners L.P. (“JB Capital”) and Alan W. Weber with the SEC on March 17, 2025. Each of JB Capital and Mr. Weber share voting and dispositive power with respect to 3,530,057 Ordinary Shares. The principal address of JB Capital and Mr. Weber is 5 Evans Place, Armonk New York 10504.

(6)
This information is based upon an Amendment No. 7 to a Schedule 13G jointly filed by Toscafund Asset Management LLP (“Toscafund”), Toscafund Limited, Old Oaks Holdings Limited and Martin Hudges with the SEC on November 12, 2025. Toscafund is the entity for which Toscafund Limited, Old Oak Holdings and Martin Hughes may be considered a holding company or control person, as applicable, and therefore may be deemed to have beneficial ownership over 3,193,481 Ordinary Shares and has shared voting and dispositive power with respect to such Ordinary Shares. The principal address of Toscafund is 5th Fl, Ferguson House, 15 Marylebone Rd, London, United Kingdom NW1 5JD.

(7)
Consists of (i) 1,499,463 Ordinary Shares directly or beneficially owned by the Company’s directors and executive officers and (ii) 95,813 Ordinary Shares constituting the cumulative aggregate number of Ordinary Shares underlying RSUs and PSUs which will have vested as of January 20, 2026.

EXECUTIVE COMPENSATION

The annual compensation earned during 2024 by our five most highly-compensated executive officers is set forth in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 5, 2025 (the “Annual Report”), a copy of which is available on our website https://investors.nexxen.com/financial-results/annual-reports-circulars.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS OF THE COMPANY TO HOLD OFFICE UNTIL
THE CLOSE OF THE ANNUAL GENERAL MEETING OF THE COMPANY IN 2026

At the Meeting, shareholders are being asked to reelect all eight members of our Board of Directors. Of the eight directors, seven are non-executive directors:

■	Christopher Stibbs, Chairman of the Board and Non-executive director

■	Neil Jones, Senior Non-Executive Director

■	Norm Johnston, Non-executive Director

■	Daniel Kerstein, Non-executive Director

■	Lisa Klinger, Non-executive Director

■	Joanna Parnell, Non-executive Director

■	Rhys Summerton, Non-executive Director

The eighth director is Ofer Druker, the Company’s Chief Executive Officer and Executive Director.

Each of Mr. Stibbs, Mr. Jones, Mr. Johnston, Mr. Kerstein, Ms. Klinger, Ms. Parnell and Mr. Summerton qualifies as an independent director under the corporate governance standards of the Nasdaq Stock Market. Each of Mr. Jones, Ms. Klinger and Ms. Parnell, the members of the Audit Committee also qualify as an independent director under Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended.

Ms. Klinger has been designated as an “audit committee financial expert” in accordance with the SEC’s rules and possess the requisite financial expertise as defined by the listing standards of Nasdaq. Additionally, each of our directors meet the qualifications and expertise required under the Companies Law, to serve as a director of a public company.

Board Committees

All members of the Audit Committee, Compensation Committee and Sustainability, Nominating and Governance Committee are non-executive directors. The following directors serve as Chairs of these committees:

■	Ms. Klinger, Chair of the Audit Committee

■	Mr. Jones, Chair of the Compensation Committee

■	Mr. Stibbs, Chair of the Sustainability, Nominating and Governance Committee

In compliance with the Companies Law, each director has certified that they meet the statutory requirements for election as a director of a public company. They also confirmed that they have the necessary qualifications and sufficient time to perform their duties effectively, considering the size and special needs of Nexxen.

Attendance and Participation

Over the past year, all directors attended 75% or more of the Board meetings and 75% or more of the meetings of each of the Board’s committees on which they serve.

Nominees for Director

The Sustainability, Nominating and Governance Committee of our Board, which consists of Mr. Stibbs (Chairman), Mr. Jones and Ms. Parnell, recommended that the eight nominees be elected to our Board at the Meeting.  Our Board approved this recommendation.  Each director who is elected at the Meeting will serve until next year’s annual general meeting of shareholders.

Biographical information concerning all director nominees is set forth below: Christopher Stibbs. Christopher Stibbs has served as a member of our Board since May 2019 and as our Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. He currently serves as a chairman of IBA Aviation, an aviation intelligence and advisory company. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers, currently serves as a non-executive director at Oxford University Press and has previously served as a chairman of Times Higher Education, IWSR Topco Limited and Sagacity Solutions Ltd.

Ofer Druker. Ofer Druker has served as our Chief Executive Officer and as a member of our Board since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as our Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSE:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

Neil Jones. Neil Jones has served as a member of our Board since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of UK listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc (“Huntsworth”) in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer since 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers. Mr. Jones is also a non-executive Director of Sivota plc a UK listed special opportunities vehicle that invests in undervalued technology business.

Norm Johnston. Norm Johnston has served as a member of our Board since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media, in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

 Daniel Kerstein. Daniel Kerstein has served as a member of our Board since December 2023. Currently, Mr. Kerstein holds the position of Managing Director, M&A, Head of Structuring Solutions and Shareholder Advisory at TD Securities. From 2011 through 2023, Mr. Kerstein held the position of Managing Director, M&A and Global Head of Activist Defense and ESG Advisory at Barclays, where he managed a global team of bankers focused on activist-shareholder defense and ESG advisory. From 2007 through 2011, Mr. Kerstein held the position of Managing Director, Global Finance at Barclays and Lehman Brothers where he led a team of structuring experts, lawyers and accountants, applying accounting, tax, regulatory and general financial expertise to address changing market and regulatory environments to create innovative financial products and strategic alternatives focused on maximizing corporate and shareholder value and improving company returns. Mr. Kerstein joined Lehman Brothers in 2003 from Merrill Lynch. From 1997 through 2003, Mr. Kerstein held the position Vice President, Corporate Finance Investment Banking at Merrill Lynch. Mr. Kerstein holds a B.A. from CUNY, Queens College and a J.D. from Harvard Law School.

Lisa Klinger. Lisa Klinger has served as a member of our Board since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger served as Chief Financial Officer at Ideal Image Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures. Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., (NASDAQ:PTON), the leading connected fitness platform. Ms. Klinger's previous Chief Financial Officer roles include Vince Holding Corp. (NYSE:VNCE), a fashion apparel company and The Fresh Market, Inc., a specialty food retailer. At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chair of Emerald Holdings, Inc. (NYSE:EEX), a leading U.S. business-to-business platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors and both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE:PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Joanna Parnell. Joanna Parnell has served as a member of our Board since 2014. Ms. Parnell has a broad and varied background across strategy, commercial, marketing and data disciplines. She is currently Managing Director of the Global Professional Women’s Network MBW, owning the operational agenda across all territories. She is a former Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemarker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Rhys Summerton. Rhys Summerton has served as a member of our Board since December 2023. From 2014 through the present, Mr. Summerton holds the position of Fund Manager and Investor at Milkwood Capital, a long-term, value-oriented, global investment company. During this time, Mr. Summerton has successfully promoted the value realization of a number of investments through efficient capital allocation and decision making. From 2009 to 2013, Mr. Summerton held the position of Managing Director and Global Head of Emerging Market Equity Research at Citigroup, managing the number 1 ranked research franchise. Prior to that, Mr. Summerton was a telecoms and media analyst at Citigroup and Cazenove. Mr. Summerton is a Chartered Accountant, through Ernst & Young.

Proposal

At the Meeting, it is proposed that the following resolutions be adopted:

RESOLVED, that Christopher Stibbs be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.

FURTHER RESOLVED, that Ofer Druker be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.

FURTHER RESOLVED, that Neil Jones be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law w.

FURTHER RESOLVED, that Norm Johnston be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.

FURTHER RESOLVED, that Daniel Kerstein be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.

FURTHER RESOLVED, that Lisa Klinger be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Articles or the Companies Law.

FURTHER RESOLVED, that Joanna Parnell be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Articles or the Companies Law.

FURTHER RESOLVED, that Rhys Summerton be reelected to the Board of Directors of Nexxen until the 2026 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” the re-election of each of the directors for a term to expire at the close of the annual general meeting of the Company of 2026.

PROPOSAL NO. 2

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT AND
COMPENSATION OF SOMEKH CHAIKIN, MEMBER FIRM OF KPMG
INTERNATIONAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY
FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL
GENERAL MEETING

 Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Our Articles further provide that, the Board (or a committee authorized by the Board) is responsible for determining the independent auditor’s remuneration. Additionally, the approval by the Audit Committee of the Board (the “Audit Committee”) of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Stock Market.

Following the recommendation of the Audit Committee and the Board, it is proposed that Somekh Chaikin, Member Firm of KPMG International (“KPMG”), be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of such independent public accountants in accordance with the scope and nature of the services rendered. KPMG served as the Company’s auditors for the fiscal year 2024 and has no relationship with the Company or any of its affiliates, except as described in the Annual Report.

As detailed in Item 16C of our Annual Report, the following table sets out the total amount of services rendered to the Company by KPMG for the fiscal years ended December 31, 2024, and 2023, broken down by service category:

	2024	2023
	(in thousands)
Audit Fees (1)	$816	$826
Audit-Related Fees (2)	—	—
Tax Fees (3)	148	281
All Other Fees (4)	—	—
Total	$964	$1,107

(1)
“Audit fees” are the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily consist of accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)
“Tax fees” are the aggregate fees billed for professional services rendered for tax compliance, advice, and planning. These services may include assistance with tax return preparation, handling tax audits, and offering consultations on tax-related matters.

(4)	“All other fees” are the aggregate fees billed for products and services not related to audit or audit-related services nor tax services.

The Audit Committee, or members of that Committee, to whom approval authority has been delegated, must provide advance approval for all audit and non-audit services performed by our auditors. All services provided by the Company’s auditors are pre-approved in accordance with the Audit Committee’s policy.

Representatives from KPMG, will attend the Meeting and may make a statement. They will also be available to respond to relevant questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss our 2024 consolidated financial statements, and questions regarding the financial statements may be directed to us or to our auditors. Our Annual Report, including the 2024 audited consolidated financial statements, is available on our website at https://investors.nexxen.com/financial-results/annual-reports-circulars.

Proposal

At the Meeting, it is proposed that the following resolution be adopted:

RESOLVED, that the reappointment of Somekh Chaikin, Member Firm of KPMG International, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and until the close of the next annual general meeting, be approved. Furthermore, the Board, upon the recommendation of the Audit Committee, is authorized to determine the remuneration of KPMG in accordance with the volume and nature of the services rendered.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF INCREASE TO SHARE RESERVES OF THE COMPANY’S
EQUITY COMPENSATION PLANS

Background

Under the Nasdaq Listing Rules, a company whose shares are listed on Nasdaq is required to seek shareholder approval for the adoption or material amendment of an equity compensation plan under which employees, officers and directors may receive equity in the Company.

Currently, the Company has two active equity incentive plans that allows us to grant awards to employees and other eligible service providers of the Company and its subsidiaries: the Global Share Incentive Plan (2011), as amended (the “2011 Plan”) and the Company’s 2017 Equity Incentive Plan, as amended (the “2017 Plan”, and collectively with the 2011 Plan, the “Equity Plans”).

In November 2025, the Board amended the Equity Plans (the “Equity Plan Amendments”), subject to shareholder approval, to:

■	Increase the number of Ordinary Shares authorized for issuance under the 2011 Plan by 900,000 Ordinary Shares, bringing the total to 1,463,028 Ordinary Shares

■	Increase the number of Ordinary Shares authorized for issuance under the 2017 Plan by 1,800,000 Ordinary Shares bringing the total to 2,826,264 Ordinary Shares.

The Equity Plan Amendments will result in an aggregate of 4,289,292 Ordinary Shares authorized for issuance under the Equity Plans, including the additional 2,700,000 Ordinary Shares available to fund new awards proposed by the Equity Plan Amendments. The increased authorized number of Ordinary Shares under the 2017 Plan also represents the limit on the number of shares which may be issued on the exercise of options intended to qualify as incentive stock options within the meaning of Section 422 of the U.S. tax code.

Importance of the Equity Plan Amendments

The Compensation Committee, the Board, and the Company’s management believe that the effective use of long-term equity incentives is essential to the Company’s ability to recruit, retain, and motivate employees, and to align executive compensation with long-term shareholder value creation.

Given the Company’s global growth and the increasing size of its workforce, as well as the need to remain competitive in attracting and retaining talent, the Compensation Committee and the Board believe it is in the best interests of the Company and its shareholders to increase the number of shares authorized under the Equity Plans.

The proposed increase in the number of Ordinary Shares authorized for issuance will provide the Company with the flexibility to grant equity incentives in amounts deemed appropriate by the Compensation Committee, the Board, and management.

If this proposal is not approved by the shareholders at the Meeting, the Board anticipates that the Company will not have enough Ordinary Shares available to fund awards that would allow the Company to compete effectively with industry peers for top talent.

If this proposal is approved, the total number of Ordinary Shares subject to outstanding awards, combined with the number of Ordinary Shares available for future awards under the Equity Plans will equal 9.96%, which represents less than 10% of the Company’s outstanding number of Ordinary Shares plus those additional Ordinary Shares that may become issuable under outstanding or future awards under the Equity Plans based on the equity overhang data and calculation approach described below. Component (numbers) for the equity overhang calculation, along with related comments and explanation, are included below, for reference.

Summary of the Equity Plans

The Company has the flexibility to grant a variety of equity-based awards, including options, restricted share awards, restricted share units (“RSUs”), and performance-based awards, from either the 2011 Plan or the 2017 Plan. The 2011 Plan also allows for the issuance of tax-advantaged award to eligible Israeli tax residents in compliance with Section 102 of the Israeli Income Tax Ordinance. Similarly, the 2017 Plan permits the Company to grant “incentive stock options” that qualify for favorable U.S. tax treatment under Section 422 of the U.S. Internal Revenue Code.

The 2017 Plan is set to expire on December 4, 2027, which is ten years after it was approved by shareholders. After this date, no new grants may be made under the 2017 Plan; however, outstanding grants will continue to be governed by the terms of the plan. In contrast, the 2011 Plan has no expiration date. It is important to note that Ordinary Shares reserved for issuance under the 2017 Plan cannot be added to the Ordinary Share reserve of the 2011 Plan, and vice versa.

The principal features of both the 2011 Plan and the 2017 Plan are summarized under the headings “2011 Equity Incentive Plan” and “2017 Equity Incentive Plan” in Item 6.B (“Compensation”) of the Company’s Annual Report, which has been filed with the SEC, and such Equity Plan descriptions are incorporated by reference into this Proxy Statement. While these summaries provide an overview, they do not contain all details about the Equity Plans.  The complete texts of the 2011 Plan and the 2017 Plan are included as Exhibit 4.2 and 4.3 to the Annual Report, and the descriptions of the Equity Plans in the Annual Report are qualified in their entirety by reference to the full text of the plans.

Share Usage

The Board continues to emphasize the importance of equity-based awards such as stock options, RSUs, and performance-vested share unit awards (“PSUs”) as a critical component of its overall compensation strategy. This approach ensures broad-based eligibility for equity incentives which is key to attracting, rewarding, and retaining talent across the organization. However, the Board is mindful of the potential dilution to existing shareholders that results from these equity grants. As a result, the Board is committed to managing the growth of the Company’s equity compensation program in a responsible and measured manner.

The Compensation Committee regularly reviews the Company’s annual and three-year average equity “burn rate,” to ensure that it is granting an appropriate number of equity incentives to meet business needs while maximizing shareholder value. Tables below show component-by-component information for the Company’s equity burn rate and equity calculations, which are key metrics for managing the equity compensation program.

Equity Overhang

This represents a common measure of potential shareholder dilution from compensation programs. Based on the information below, the Company will have an equity overhang of 9.96% if this proposal is approved to add 2,700,000 newly authorized Ordinary Shares to the Equity Plans reserves. Equity overhang is calculated as the total of (a) Ordinary Shares underlying outstanding equity awards plus Ordinary Shares available for issuance for future equity awards, divided by (b) the total number of Ordinary Shares outstanding, plus Ordinary Shares underlying outstanding option or full-value equity awards, plus Ordinary Shares available for issuance for future equity awards.

This equity overhang noted above reflects potential dilution after a substantial share buyback program in recent years. From March 1, 2022 through September 30, 2025, the Company (and its subsidiaries) repurchased 28,354,967 Ordinary Shares, or 36.6% of Ordinary Shares outstanding, reflecting a total investment of $247.4 million. Further, the Company launched in September 2025 a new $20 million Share repurchase program which is expected to continue until March 19, 2026 or completion.

As of October 31, 2025
Total number of Ordinary Shares subject to outstanding options	270,175
Total number of Ordinary Shares subject to outstanding full value awards	3,870,253
Total number of Ordinary Shares available for grant under the 2011 Plan	563,028
Total number of Ordinary Shares available for grant under the 2017 Plan	1,026,264
Total number of RSUs that will vest on or before April 1, 2026**	1,903,131
Ordinary Shares Outstanding	57,086,122

** Nexxen will not make equity grants from the proposed newly authorized Ordinary Share reserve until these (1,903,131) currently unvested, outstanding RSUs have vested and converted to Ordinary Shares (or been canceled/forfeited). As a result, this number should be removed from (not included in) the numerator and should be added to the denominator of the equity overhang calculation.

The Compensation Committee and the Board believe that the proposed Equity Plan Amendments represents a reasonable level of potential equity dilution, which is aligned with the Company’s near-term talent and business needs.

Equity Burn Rate.  Over the past 1- and 3-year periods, the Compensation Committee has responsibly managed the Company’s equity compensation program and monitored the associated potential dilution, with a 1- and 3-year average Nexxen equity burn rate that was below 25th percentile of the Company’s peer group (see Item 4 below for list of companies included in the peer group).

Adjusted for share buybacks, the Company’s net equity burn rate in 2024 was -9.7%. In 2025, the Company’s net equity burn rate will be even lower (i.e., is expected to be lower than -10.0%). This means that, on an overall basis, in recent years Nexxen has been buying back far more shares than it has been awarding in compensation programs.

The following table provides detailed information regarding the Company’s equity burn rate for fiscal years 2022 to 2024.

	Fiscal Year
	2024	2023	2022
Total number of Ordinary Shares subject to options granted	0	0	310,000
Total number of Ordinary Shares subject to RSU awards granted	2,454,034	176,400	388,724
Total number of Ordinary Shares subject to PSU awards granted	381,447	71,850	84,024
Weighted-average number of Ordinary Shares outstanding (CSO)	68,717,845	71,960,435	74,912,862
Ordinary share-based compensation cancellations	369,000	614,485	584,500
Ordinary Share buybacks	9,137,532	1,364,798	8,453,397
Burn Rate	4.1%	0.3%	1.0%
Burn Rate (net of cancellations)	3.6%	-0.5%	0.3%
Burn Rate (net of cancellations, forfeitures and buybacks)	-9.7%	-2.4%	-11.0%

Standard equity “burn rate” is defined as the sum of stock options and full-value shares/units granted during a given period of time (e.g., the last fiscal year) divided by weighted average Ordinary Shares outstanding. In other words, it is a measure of potential dilution from equity grants during a given year. Net equity burn rate excludes cancelations and forfeitures from “shares granted” in the calculation.

Proposal

At the Meeting, it is proposed that the following resolution be adopted:

RESOLVED, that the Equity Incentive Plans, as set forth in Item 3 of the Proxy Statement is approved.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 3

PROPOSAL NO. 4

APPROVAL OF THE COMPENSATION PACKAGE OF THE COMPANY’S
 CHIEF EXECUTIVE OFFICER

Background

Shareholders are being asked to vote on a binding proposal to approve an updated compensation package for our Chief Executive Officer and Executive Director, Mr. Ofer Druker, as described below (the “CEO Compensation Package”).

Mr. Druker has served as Chief Executive Officer and as a member of the Board since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, he served as Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video following its acquisition in August 2017.

Approval Requirements Under Israeli Law

Under the Companies Law, a public company must obtain approval from its compensation committee, board of directors and shareholders, in that order, before approving the terms of compensation for its chief executive officer.

Unlike the advisory “say-on-pay” votes commonly found in proxy statements for U.S. domestic public companies, this shareholder vote is binding under Israeli law. If this proposal is not approved by the requisite shareholder majority, the Company will not be authorized to grant equity awards or pay an annual cash bonus to the CEO.

Executive Compensation Methodology

As outlined in the Company’s Remuneration Policy for Directors and Executives, the Compensation Committee and the Board believe that strong, effective leadership is critical to the Company’s long-term success. Accordingly, the Company’s executive compensation framework is designed to reflect its core compensation philosophy and achieve the following objectives:

•	Maintain market-competitive pay programs that attract and retain top talent

•	Use incentive programs to drive performance aligned with the Company’s business strategy and drive desired behavior

•	Align compensation outcomes with multi-year business performance and success/outcomes

•	Reward executives outperformance against established goals and plans.

•	Support sound risk management by applying multiple performance measurement periods

•	Ensure that, over time, actual pay outcomes for executives are commensurate with financial performance results and shareholder value creation, with strong on performance-based pay

CEO Compensation Review

Independent Compensation Advisor

The Compensation Committee directly engaged the services of Compensation Advisory Partners LLC (or “CAP”), a leading global provider of consulting services relating to compensation and related governance matters. Areas of support provided by CAP include, but were not limited to: providing advice to the Committee regarding its decisions and Nexxen pay programs, attending and providing input during Committee meetings, addressing questions when needed, providing market benchmark data for pay levels and pay practices, and supporting Committee and Company efforts to ensure that the Company’s compensation practices, programs and related decisions were aligned with the Committee-approved Nexxen compensation philosophy and executive compensation guiding principles.

CAP reported directly to the Compensation Committee. The Committee concluded, after taking into consideration Nasdaq-designated independence factors for compensation consultants, that no conflict of interest exists that would prevent CAP from providing independent advice to the Committee. CAP will not perform other services for Nexxen without the consent of the Chair of the Committee. CAP meets with the Committee Chair and the Committee outside the presence of management on a regular basis.

Peer Group

The Company’s peer group is periodically reviewed and approved by the Compensation Committee with the guidance from CAP and considering input from senior management. The Company’s peer group is composed of companies that:

■	Operate in industries or markets similar to the Company;

■	Are comparable in size, based on revenue and market capitalization; and

■	Position the Company near the median of the group for benchmarking purposes.

The peer group in effect when the CEO Compensation Package was reviewed by the Compensation Committee and CAP consisted of the following 13 companies:

AdTheorent	LiveRamp	TechTarget
Cardlytics	Magnite	Upland Software
comScore	Perion Network	Viant Technology
Digital Turbine	Pubmatic	QuinStreet
Liveperson

In its decision-making, the Compensation Committee considered target total pay for CEOs of peer group companies. The Compensation Committee determined based upon its review that the proposed updated CEO Compensation Package was aligned with the Company’s intended market positioning (i.e., was positioned near median) relative to target total annual pay of peer group CEOs. The Compensation Committee determined that the proposed updated CEO Compensation Package provides a strong link between actual compensation outcomes for Mr. Druker and actual financial results for the Company and also to value creation outcomes for shareholders, over short-, mid- and long-term time horizons.

Proposed CEO Compensation Package Update

Under Mr. Druker’s current compensation terms, last approved by shareholders in 2024, he is entitled to the following annual compensation:

Cash Compensation

•	Base Salary: $750,000 per year.

•
Annual Cash Bonus: Target annual cash bonus of 0-200% of base salary ($1.5 million) with an over-achievement rate capped at 150% of the target bonus (300% base salary), effective for fiscal years 2024 and 2025. The cash bonus performance targets are set annually by the Compensation Committee and the Board in accordance with the Company’s Remuneration Policy for Directors and Officers. The 2024 and 2025 performance targets were tied to the achievement of the Company’s revenue and Adjusted EBITDA targets.

o
Proposed New Compensation Package: The Compensation Committee and the Board recommend no change to Mr. Druker’s annual base salary and extending the SAME level of annual cash bonus opportunity, to be extended through fiscal years 2026 and 2027.

Equity Compensation

In 2024, Mr. Druker’s annual equity award had a target grant value of $1.75 million, consisting of :

■	25% RSUs and

■	75% PSUs.

o
Proposed Update: The Compensation Committee and the Board recommend an annual equity award with target grant value of $2.15 million, maintaining the same allocation of 25% RSUs and 75% PSUs, as detailed below.

New RSU Awards

•	RSU Award Value. $537,500.

•
Vesting. 100% vests 12 months after the date the grant was approved by the Compensation Committee and the Board (i.e., May 13, 2026), subject to Mr. Druker’s continued service with the Company on the vesting date.

New PSU Awards

•	PSU Award Value. $1,612,500.

•	Vesting. Subject to both performance- and time-based vesting conditions with:

o	Two performance periods: 41% of the PSUs over a two-year performance period and 59% of the PSUs over a one-year performance period.

o
Metrics tied to pre-defined Adjusted EBITDA and relative Total Shareholder Return (TSR), with defined threshold, target, and maximum performance goals with each metric weighted 50%. The Compensation Committee established metrics designed to balance absolute financial performance and relative market performance, with challenging but achievable targets. This reflects an increased weighting on two-year performance versus Mr. Druker’s prior PSU award, from 27% to 41%, and a decreased weighting on one-year performance, from 73% to 59%. For the relative TSR component, related TSR must be at/above median for target payout to achieved, relative TSR must be at least 25th percentile for any payout to occur.

•
Payout for PSU awards, if any, will be assessed annually considering actual performance results versus the pre-defined goals and subject to both approval of related actual results and payouts by the Board and also Mr. Druker being engaged by the Company on the relevant vesting dates, unless otherwise defined herein.

Overview and General Terms

•	Grant Date. Awards will be granted on the date shareholders approve the updated CEO Compensation Package.

•
The number of Ordinary Shares underlying the RSU and PSU awards shall be determined based on the average closing price of the Company’s Ordinary Shares on Nasdaq during the 20 trading days preceding the grant date.

•
Potential Above-Target Payout. Above-target payout can be up to 1.5x target stock units, and will be contingent upon shareholder approval of an expanded share reserve in the applicable period. If sufficient Ordinary Shares are not available, the above-target payout could be provided in cash, capped at 1.5x the target grant ($) value.

•
Acceleration of Vesting in Certain Events. Awards are subject to “double trigger” acceleration, meaning vesting will accelerate in full upon both (1) change of control acceleration and (2) termination of employment without cause. In such event, all outstanding equity compensation awards held by the CEO at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target.

•
Retirement Provision. If Mr. Drucker elects to leave (retire) after at least two (2) years from January 1, 2025, and provides at least 6 months prior written notice to the Board, his unvested RSUs and PSUs will continue to vest post-retirement on their regular schedule, subject to continued compliance with post-retirement restrictive covenants and reasonable transition support.

•	Stock Ownership Guidelines. Mr. Druker must maintain ownership of Company securities valued of no less than 6X his annual base salary.

Recommendation

The Compensation Committee and the Board believe that the proposed updated CEO Compensation Package is in the best interests of the Company and its shareholders. Accordingly, they unanimously recommend that the shareholders approve the updated CEO Compensation Package.

Proposal

At the Meeting, it is proposed that the following resolution be adopted:

RESOLVED, that the updated CEO Compensation Package, as set forth in Item 4 of the Proxy Statement is approved.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 4

PROPOSAL NO. 5

APPROVAL OF THE COMPENSATION ARRANGEMENT FOR
THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

Following Nexxen’s delisting from the AIM Market in the U.K. in March 2025 and transitioning to a sole Nasdaq listing, the Compensation Committee conducted a comprehensive review of the compensation arrangements for the Company’s our non-executive directors. The objective of this review was to ensure that director compensation remains fair, competitive, and aligned with market standards, thereby enabling Nexxen to continue attracting and retaining highly qualified individuals to serve on the Board.

The review was carried out with the assistance of Compensation Advisory Partners LLC (CAP, the Committee’s independent compensation advisor (as described in Item 4 above). The Committee considered a range of factors, including comparable industry data and compensation practices among the Company’s peer group (also described in Item 4 above).

Based on this analysis, the Compensation Committee designed a new compensation arrangement for non-executive directors intended to appropriately incentivize, attract, and retain qualified Board members, maintaining alignment with market practices and shareholder interests.

The updated compensation structure was subsequently approved by the Board. However, shareholder approval is also required under the Companies Law which mandates shareholder approval for director compensation, whether paid in the capacity of a director, officer, or consultant.

Proposed Compensation Arrangement for Non-Executive Directors

Following are the terms of the proposed compensation plan:

-	Annual Board Cash Retainer – $60,000

-	Annual Board Equity Retainer – $150,000
o	To be granted in the form of RSUs on the day following each Annual General Meeting,
o	100% vesting one year after the grant date
o	Vesting acceleration in the event of death or long-term defined disability.

-	Annual Committee Cash Retainers:
o	Audit Committee – $7,500
o	Compensation Committee – $7,500
o	Sustainability, Nominating, and Governance Committee – $2,500

-	Incremental Annual Cash Retainers for Committee Chairs:
o	Audit Committee – $25,000
o	Compensation Committee – $25,000
o	SNG Committee – $7,500

-	Incremental Annual Cash Retainer for Non-Executive Board Chair – $70,000

-	Incremental Annual Cash Retainer for Lead Independent Director/Senior Independent Director – $25,000

Effective Date and Transitional Equity Grant

It is proposed that the effective date of the updated compensation arrangement be April 1, 2025, the date the arrangement was originally approved by the Compensation Committee and the Board subject to shareholder approval under Israeli law. Additionally, it is proposed that each non-executive director receive an additional equity grant on the date of the Meeting, consisting of fully vested RSUs with a value of $150,000 to compensate for 2025 (in addition to the new annual equity grant).

Stock Ownership Guidelines – Non-Executive Directors

In connection with the new compensation arrangement, non-executive directors will be subject to stock ownership guidelines requiring a minimum ownership level of 5.0X the annual cash retainer dollar value (i.e., $60,000). Directors are expected to achieve this ownership level within five years of first joining the Board or the guidelines first becoming effective.

Proposal

At the Meeting, shareholders will be asked to adopt the following resolution:

RESOLVED, that the compensation package for the non-executive directors, as set forth in Item 5 of the Proxy Statement, be and hereby is approved.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

The Board recommends shareholders vote “FOR” Proposal No. 5

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. To be considered for inclusion in the Company’s proxy statement for the 2026 Annual General Meeting of Shareholders pursuant to the Companies Law, shareholder proposals must be submitted in writing to 82 Yigal Alon Street, Tel Aviv 6789124, Israel, Attention: Chief Legal Officer. Proposals must be received no later than 90 calendar days prior to the first anniversary of the Meeting (i.e., September 30, 2026; provided that if the date of the 2026 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which the Company calls and provides notice of the 2026 annual general meeting of shareholders). All proposals must comply with the requirements of the Companies Law and the Articles.

Expected Agenda for the 2026 Annual General Meeting

The Company anticipates that the agenda for the 2026 Annual General Meeting will include:
(1) Election (or reelection) of directors;
(2) Re-appointment and compensation of our Company’s auditors; and
(3) Presentation and discussion of the Company’s audited financial statements for the fiscal year ended December 31, 2025 and the auditors’ report for this period.

Format and Content of Shareholder Proposals

To be valid, a shareholder proposal must be submitted in English and include the following information:

1.
Name, business address, telephone number and email address of the proposing shareholder (and, if applicable, each member of the shareholder group) and, if the proposing shareholder is not a natural person, equivalent information for the individual(s) controlling or managing such entity

2.	The number of Ordinary Shares held by the proposing shareholder, directly or indirectly (including beneficial ownership as defined under Rule 13d-3 of the Exchange Act.
a.	If any of Ordinary Shares are held indirectly, an explanation of how and by whom they are held must be included.
b.
If the proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, must confirm the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to submission.

c.
A description of any agreements, arrangements, or understandings including derivative or swap transaction relating to the Company’s securities or the proposal itself that affect the shareholder’s economic exposure.

d.	The purpose of the proposal.
e.	The full text of the resolution proposed for shareholder consideration.
f.	A statement disclosing whether the proposing shareholder has a personal interest in the proposal and, if so, a detailed description of that interest.
g.	A declaration confirming that all required information under the Companies Law and any other applicable law has been provided.
h.
If the proposal relates to the nomination of a director to the Board, a completed questionnaire and declaration (in form reasonably requested by the Company) signed by the nominee, including details of the nominee’s identity, address, background qualifications, and consent to serve on the Board if elected.

i.	Any additional information required by the Articles or otherwise reasonably requested by the Company.

The Company reserves the right to publish information provided by a proposing shareholder, and the shareholder will be responsible for its accuracy. Proposals that are not timely and properly submitted or that fail to comply with applicable law or the Articles may be disregarded.

Regulatory Notice

The information in this section constitutes and should be construed, as a “pre-announcement notice” of the 2026 Annual General Meeting of Shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

Management is not aware of any other business to be presented at the Meeting. However, if any other matter is properly brought before the Meeting, the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

By the Order of the Board of Directors, /s/ Christopher Stibbs Christopher Stibbs Chairperson of the Board of Directors November 25, 2025